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02006509

...STATES
...CHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-34387

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FEB 27 2002 340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LINC Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 E. Wacker Drive, Suite 207
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrence J. Quinn (312)228-6000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

303 E. Wacker Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3/21/02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Terrence J. Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LINC Securities Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



Signature

President

Title



Notary Public



"OFFICIAL SEAL"
D. ANTOINETTE McGRAW
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 10/27/2002

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
LINC Securities Corporation:

We have audited the accompanying statement of financial condition of LINC Securities Corporation (the Company) as of December 31, 2001 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LINC Securities Corporation as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 12, 2002



LINC SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	70,761
Stockholder's Equity		
Common stock, $1 par value. Authorized 1,000 shares; issued and outstanding 950 shares	$	950
Paid-in capital		28,050
Accumulated earnings		41,761
	$	70,761

See accompanying notes to financial statements.

LINC SECURITIES CORPORATION

Statement of Operations

Year ended December 31, 2001

Income	$	—
Expenses:		
Professional fees		8,670
Other		1,343
Total expenses		10,013
Net loss	$	(10,013)

See accompanying notes to financial statements.

LINC SECURITIES CORPORATION

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

		Common stock	Paid-in capital	Accumulated earnings (deficit)	Total
Balance at January 1, 2001	$	950	28,050	51,774	80,774
Net loss		—	—	(10,013)	(10,013)
Balance at December 31, 2001	$	950	28,050	41,761	70,761

See accompanying notes to financial statements.

LINC SECURITIES CORPORATION

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities – net loss	$	(10,013)
Net decrease in cash		(10,013)
Cash at beginning of year		80,774
Cash at end of year	$	70,761

See accompanying notes to financial statements.

(1) General Information and Summary of Significant Accounting Policies

LINC Securities Corporation (Company) is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of LFC Capital, Inc. (Parent). The Company acts as a broker-dealer of direct participation program leasing investments.

Commission income and expenses from customer securities transactions are recorded on a trade date basis.

The Company carries no margin accounts and does not otherwise hold funds or securities for customers. Accordingly, the Company meets the exemptive provisions of the Securities and Exchange Commission's Customer Protection Rule 15c3-3.

(2) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Net Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital, as defined under this Rule. Net capital may fluctuate on a daily basis. The Company operates under the basic method. At December 31, 2001, the Company has net capital and required net capital of $70,761 and $5,000, respectively. Its ratio of aggregate indebtedness to net capital is .00 to 1 at December 31, 2001.

(4) Related-party Transactions

The Company utilizes common office space and the personnel of its Parent which is not reimbursed by the Company.

(5) Income Taxes

The Company is included in the consolidated Federal income tax return of its Parent. Income taxes are not allocated among the members of the consolidated group, but rather, are recognized at the Parent consolidated level.

Schedule

LINC SECURITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1

December 31, 2001

Total stockholder's equity	$	70,761
Deduct nonallowable assets		—
Net capital		70,761
Minimum net capital requirement		5,000
Net capital in excess of requirement	$	65,761
Aggregate indebtedness	$	—
Ratio of aggregate indebtedness to net capital	$	—

There is no material difference between the computation of net capital above and that reported by the Company as of December 31, 2001

The Registrant is not required to compute the Reserve Requirements under Exhibit A of Rule 15c3-3 or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Registrant is an introducing broker and promptly transmits all customer funds and securities to the clearing broker who carries the accounts to such customers.

See accompanying independent auditors' report.



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
LINC Securities Corporation:

In planning and performing our audit of the financial statements of LINC Securities Corporation (the Company) for the year ended December 31, 2001, we considered internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements. An audit does not include examining the effectiveness of internal control and does not provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by LINC Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers and is not intended to be and should not be used for anyone other than these specified parties.

KPMG LLP

February 12, 2002